Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: International Flavors & Fragrances Inc.

Subject Company: International Flavors & Fragrances Inc.

Filer’s Commission File Number: 1-4858

Date: February 10, 2020

Wilmington, DE Town Hall For internal use only February 6, 2020

Agenda Core Value Contact Alexa Dembek, DuPont CTSO N&B and IFF Introduction Matthias Heinzel, President DuPont N&B Andreas Fibig, IFF Chairman & CEO Q&A 01 02 03

Alexa Dembek Chief Technology and Sustainability Officer

Our core values Safety & health Respect for people Highest ethical behavior Protect the planet

Matthias Heinzel President, DuPont Nutrition & Biosciences

DUPONT N&B SNAPSHOT

Leader in Food Science and Biotechnology

Strong Financial Profile

~$6.1B

2019 Net Sales

~23.5%

2019 Pro Forma Operating EBITDA Margin(1)

#1 across active Food & Beverage segments

#1 in Probiotics

Diversified Revenue by Geography (2019A)


37%
30%
23%
10%

Global Scale

10,000+	70+	30+	10,000+
employees	manufacturing sites	technology and innovation centers	customers

(1) Operating EBITDA is on a pro forma basis and is defined as earnings (i.e. income (loss) from continuing operations before income taxes) before interest, depreciation, amortization, nonoperating pension / OPEB benefits / charges, and foreign exchange gains / losses, excluding the impact of costs historically allocated to the materials science and agriculture businesses that did not meet the criteria to be recorded as discontinued operations and excluding significant items.

6

N&B + IFF A New Global Innovative Integrated Solutions Leader January, 2020

SNAPSHOT OF IFF

A global leader in Taste, Scent and Nutrition

Diversified Portfolio

- Flavors
- Fragrance
- Fragrance Ingredients
- Cosmetic Actives
- Savory Solutions
- Natural Colors
- Natural Food Protection
- Health Ingredients

Diversified Revenue

by Geography (2018A)



23%
41%
22%
14%

$5B+
TOTAL COMBINED SALES

#2 GLOBAL MARKET POSITION	**~39,000** CUSTOMERS
>110 MANUFACTURING FACILITIES	**~60%** SALES FROM SMALL & MID-SIZED CUSTOMERS
~100 R&D CENTERS AND LABORATORIES	**~100,000** UNIQUE PRODUCTS SOLD ANNUALLY
~80% SALES OUTSIDE NORTH AMERICA	**~13,000** EMPLOYEES

Note: Sales data based on 2018 combined sales

8

iFF History 130 years as a leader in Taste & Scent 1889 Polak Schwarz Founded in Holland Merger with DuPont Nutrition & Biosciences announced 2019 2018 IFF acquires Frutarom 2017 Acquired Fragrance Resource and PowderPure 2015 Acquired Ottens Flavors and Lucas Meyer Cosmetics 2016 Acquired David Michael 2000s Acquired LMR and BBA 1989 Added to the S&P 500 Index 1964 Listed on the NYSE 1958 Polak and Schwarz, VAH Merger 1917 Van Ameringen and Co. Established in the US 1889 Polak Schwarz Founded in Holland

IFF'S TRANSFORMATIONAL JOURNEY

Achieving our vision by building on our legacy to redefine our future

	2015	2019E	2021E+
	iff	iff + FRUTAROM	iff + DuPont Nutrition & Biosciences
Sales Evolution	~$3B	~$5B	~$11B
Employees	6,700	13,000	23,000
R&D Spend	~$250M	~$350M	>$550M
# of Granted Patents	~1,300	~1,600	~9,000
Differentiated Solutions	Specialized provider	Technical bundle	Integrated Solutions
Customers	~3,000	~39,000	>40,000
Positioning & Capabilities	#4 Taste & Scent	#2 Taste & Scent	#1 & #2 Taste, Scent, Nutrition, Cultures, Enzymes, Probiotics, Soy Proteins

10

COMPELLING COMBINATION

Complementary portfolios that build on the best of both capabilities & talent iff — A global leader in taste, scent and nutrition

- #2 in Flavor & Fragrances
- Leading natural capabilities
- Creative and innovation-led organization
- Broadest customer base with 60% of sales to local & regional customers (45% in Emerging Markets)
- >80% sales outside North America
- Well positioned in fast-growing adjacencies (i.e., Food Protection, Inclusions, Health ingredients, Cosmetic Actives)
- Deep commitment to sustainability
- World-class operations & supply chain

Broader
Set of Ingredients and Solutions

Deeper
Innovation and R&D Platform

Shared
Focus on Consumer-Oriented End Markets

~$11B	~$2.6B
Expected Annual Revenue	Expected Annual EBITDA(1)

COMBINED COMPANY

DuPont Nutrition & Biosciences — Leading value-added ingredients & solutions provider

- #1 or 2 positions in Nutrition, Cultures, Enzymes, Probiotics, Soy Proteins
- Customer-led innovation and R&D focused organization
- Deep customer relationships across food, nutrition, pharma and HPC customers
- Extensive global sales (with >60% outside North America) and applications capability
- Deep commitment to sustainability and product stewardship
- World-class operations and supply chain

(1) Before anticipated benefit of cost synergies

11

iff

Redefining the industry Together A clear leader in the categories where we compete Shared focus on consumer-oriented end-markets Compelling value proposition to customers in line with consumer demand Powerful R&D platform with clear path to deliver differentiated offering Strength in shared cultures led by science and creativity Leading positions in Food & Beverage, Home & Personal Care, Health & Wellness

Global Multinational Champions Regional Leaders New & Emerging Brands; Private Label Industry-leading innovation capabilities Experience with high-growth segments Speed-to-market Efficiencies in development In-depth consumer insights Strong presence in nearly all markets R&D portfolio for world-class product development Proven go-to-market model End-to-end partner from idea to creation Reliability of scale player Global reach and industry leading expertise Powerful Trends Clear path to become a partner of choice Highly compelling position with customers Strong Representation Across All Customer Sets Customer Type Combined Company Value Proposition Focused on natural, health, clean label, and traceability Partnering for growth & innovation Fast growing, focused on nutritional and healthy Partnering for scale and global expansion Growing need for integrated solutions Partnering for rapid growth and global expansion

Breadth of capability & exposure establishes strong competitive position leader across attractive markets IFF + DuPont N&B Peer 1 Peer 2 Peer 3 Peer 4 Peer 5 Peer 6 Functional Solutions(1) ✔ ✔ Emulsifiers & Lecithin ✔ Sweeteners (2) ✔ Plant Protein (2) ✔ Health & Bioscience Cultures ✔ Probiotics ✔ ✔ Enzymes ✔ ✔ ✔ Animal Nutrition(1) ✔ ✔ ✔ ✔ Pharma Excipients ✔ Nutraceuticals(1) ✔ ✔ ✔ ✔ Flavor & Fragrance Flavors ✔ ✔ Fragrances ✔ Cosmetic Ingredients(1) ✔ ✔ ✔ ✔ ✔ Participates in the category Category Leader Position Food & Beverage Source: Company information Functional solutions, Animal Nutrition, Nutraceuticals and Cosmetic Ingredients are widely defined categories with limited traditional “leadership” In relevant segments Evolving Customer Demand For More Integrated Solutions BROADENS CATEGORY EXPOSURE

EXPAND R&D CAPABILITIES

TECHNOLOGY & INNOVATION

Expanded capabilities through R&D and innovation platforms

Focused Technology & Innovation Platforms

NATURALS & BEYOND	DELIVERY SYSTEMS	MODULATION
BIOTECHNOLOGY	FOOD SCIENCE & APPLICATION	PHARMA EXCIPIENTS SCIENCE
INGREDIENTS	ACTIVE COSMETICS	HEALTH & NUTRITION
PROCESS TECHNOLOGY	ADVANCED ANALYTICAL SCIENCE	REGULATORY AFFAIRS & PRODUCT STEWARDSHIP

CHEMISTRY & MATERIAL SCIENCE

SUSTAINABILITY

Snapshot of Capabilities & Expertise

50+
Research, Creative & Application Centers

100s
Flavorists, Scent Design Managers and Perfumers, Chefs

>12,000
Total Patents Granted & Filed

>80
Perfumers

30+
Human Clinical Trials In Flight

3,000+
Scientists, Engineers, Technologists & Application

40+
Strategic University Partnerships

15

iff

Differentiated Solutions Complementary capabilities and expertise in shared end-markets Natural Antioxidants (Food protection) Texturants (Mouth feel) Binders (“Glue” ingredients together) Delivery Systems (Flavor performance) Plant-Based Protein (Nutritional component) Flavor & Seasonings (Taste) Taste Modulation (Bitterness & salt reduction) Natural Color & Grill Mark (For appearance & clean label) Demand Across Shared End-Markets Illustrative Product Example DuPont N&B Product Offering IFF Product Offering Food & Beverage Health & Wellness Emulsifiers (Bun yield) System Blends (Dairy-free cheese) Accelerates speed to market with enhanced outcomes Home & Personal Care Better Plant-Based Burger DIFFERENTIATED INTEGRATED SOLUTIONS

DIFFERENTIATED
INTEGRATED SOLUTIONS

DIFFERENTIATED & AUGMENTED CAPABILITIES

Complementary capabilities and expertise in Fabric, Home & Personal Care

Illustrative Product Examples

Fabric Care

Superior Cold Water Laundry Detergent



- **Enzymes** (Fluidity, Stain removal, Malodor)
- **Microbial Control** (Antimicrobial & shelf-life)
- **Fragrance** (Scent & odor coverage)
- **Encapsulation** (Fit-for-purpose delivery and performance)

Personal Care

Improved Shampoo Formula



- **Personal Care Natural Additives** (Renewable moisturizing actives)
- **Enzymes** (Fluidity, Stain removal, Malodor)
- **Microbial Control** (Antimicrobial & shelf-life)
- **Fragrance** (Scent & odor coverage)
- **Encapsulation** (Delivery & performance)
- **Actives & Antioxidants** (Clean label, shelf-life)
- **Natural Color** (clean label)

Fragrance Ingredients

More Secure & Robust Ingredient Pipeline



- **Libraries** (Extensive Portfolio)
- **Crispr CAS** (Targeted Gene Editing)
- **Enzymes** (Optimizing Synthetic Processes)
- **Biotechnology** (De-Risking Supply)
- **New Molecule Discovery** (Scent Ingredients)
- **Green Chemistry** (Consumer Friendly Processes)
- **Renewability** (Environmentally Responsible Sourcing)
- **Natural or Natural Derived** (Consumer Friendly Materials)

Strengthens product differentiation & accelerates speed-to-market

■ IFF Product Offering ■ DuPont N&B Product Offering

17

iff

approach for N&B integration Deal close targeted for Q1 2021 IFF and N&B are highly complementary companies We see value in our unique skills working together Rich O’Leary (IFF) and Angela Naef (DuPont) appointed integration leaders Integration Management Office (IMO) established including members of IFF and N&B Leverage learning & best practice of previous deals by both companies Creating a culture of creativity, science, innovation, sustainability & execution We Will Keep You Informed Along The Way (1) Separation Committee still to be announced

Matthias Heinzel President, DuPont Nutrition & Biosciences

Spin Merge Combining DuPont N&B with IFF: RMT (Reverse Morris Trust) overview and shareholder ownership Nutrition & Biosciences is a DuPont business *Subject to regulatory and IFF shareholder approvals and customary closing conditions **Exchange ratio will be determined at the time of spin Today Targeted for Q1 2021* Step 1A Step 1B DuPont spins Nutrition & Biosciences to our shareholders and immediately merges the “SpinCo” with IFF Occurs almost simultaneously Nutrition & Biosciences Nutrition & Biosciences “New” 55.4% DuPont Shareholders 44.6% IFF Shareholders 100% DuPont Shareholders 100% DuPont Shareholders DuPont shareholders receive shares of New IFF at merge** 100% DuPont Shareholders

Integration team established Separation team established Joint DuPont and IFF Separation Committee formed Prepare for N&B separation DuPont/N&B Separation Teams prepare N&B spin from DuPont N&B/IFF Integration Office works on intended new company set-up N&B spins out from DuPont, immediately combines with IFF Q1 2020 Q1 2021 Key Milestones Towards Expected Transaction Close

THANK YOU!

About IFF At IFF (NYSE:IFF) (Euronext Paris:IFF) (TASE:IFF), we’re using Uncommon Sense to create what the world needs. As a collective of unconventional thinkers and creators, we put science and artistry to work to create unique and unexpected scents, tastes, experiences and ingredients for the products our world craves. Learn more at iff.com, Twitter , Facebook, Instagram, and LinkedIn.   About DuPont DuPont (NYSE:DD) is a global innovation leader with technology-based materials, ingredients and solutions that help transform industries and everyday life. Our employees apply diverse science and expertise to help customers advance their best ideas and deliver essential innovations in key markets including electronics, transportation, construction, water, health and wellness, food and worker safety. More information can be found at www.dupont.com.   About DuPont Nutrition & Biosciences DuPont Nutrition & Biosciences applies expert science to advance market-driven, healthy and sustainable solutions for the food, beverage, dietary supplement and pharmaceutical industries. We also use cutting-edge biotechnology across a range of markets to advance bio-based solutions to meet the needs of a growing population, while protecting our environment for future generations. We are innovative solvers who help our customers turn challenges into high-value business opportunities. For more information: www.dupontnutritionandhealth.com or www.biosciences.dupont.com. Additional Information and Where to Find It This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”). In connection with the proposed combination of Nutrition & Biosciences, Inc. (“N&Bco”), a wholly owned subsidiary of DuPont de Nemours, Inc. (“DuPont”), and International Flavors & Fragrances Inc. (“IFF”), which will immediately follow the proposed separation of N&Bco from DuPont (the “proposed transaction”), N&Bco, IFF, Neptune Merger Sub I Inc. (“Merger Sub I”) and Neptune Merger Sub II LLC (“Merger Sub II”) intend to file relevant materials with the SEC, including a registration statement on Form S-4 that will include a proxy statement/prospectus relating to the proposed transaction. In addition, N&Bco expects to file a registration statement in connection with its separation from DuPont. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IFF, N&BCO, MERGER SUB I, MERGER SUB II AND THE PROPOSED TRANSACTION. A definitive proxy statement will be sent to shareholders of IFF seeking approval of the proposed transaction. The documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. Free copies of these documents, once available, and each of the companies’ other filings with the SEC may also be obtained from the respective companies by contacting the investor relations department of DuPont or IFF.

Cautionary Note on Forward-Looking Statements This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the proposed transaction, the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction, future opportunities for the combined company and products and any other statements regarding DuPont’s, IFF’s and N&Bco’s future operations, financial or operating results, capital allocation, dividend policy, debt ratio, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competitions, and other expectations and targets for future periods. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, (1) the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction, (2) changes in relevant tax and other laws, (3) any failure to obtain necessary regulatory approvals, approval of IFF’s shareholders, anticipated tax treatment or any required financing or to satisfy any of the other conditions to the proposed transaction, (4) the possibility that unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies that could impact the value, timing or pursuit of the proposed transaction, (5) risks and costs and pursuit and/or implementation of the separation of N&Bco, including timing anticipated to complete the separation, any changes to the configuration of businesses included in the separation if implemented, (6) risks related to indemnification of certain legacy liabilities of E. I. du Pont de Nemours and Company (“Historical EID”) in connection with the distribution of Corteva Inc. on June 1, 2019 (the “Corteva Distribution”), (7) potential liability arising from fraudulent conveyance and similar laws in connection with DuPont’s distribution of Dow Inc. on April 1, 2019 and/or the Corteva Distributions (the “Previous Distributions”), (8) failure to effectively manage acquisitions, divestitures, alliances, joint ventures and other portfolio changes, including meeting conditions under the Letter Agreement entered in connection with the Corteva Distribution, related to the transfer of certain levels of assets and businesses, (9) uncertainty as to the long-term value of DuPont common stock, (10) potential inability or reduced access to the capital markets or increased cost of borrowings, including as a result of a credit rating downgrade, (11) inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements and the providing of estimates of financial measures, in accordance with the accounting principles generally accepted in the United States of America and related standards, or on an adjusted basis, (12) the integration of IFF and its Frutarom business and/or N&Bco being more difficult, time consuming or costly than expected, (13) the failure to achieve expected or targeted future financial and operating performance and results, (14) the possibility that IFF may be unable to achieve expected benefits, synergies and operating efficiencies in connection with the proposed transaction within the expected time frames or at all or to successfully integrate Frutarom and N&Bco, (15) customer loss and business disruption being greater than expected following the proposed transaction, (16) the impact of divestitures required as a condition to consummation of the proposed transaction as well as other conditional commitments, (17) legislative, regulatory and economic developments; (18) an increase or decrease in the anticipated transaction taxes (including due to any changes to tax legislation and its impact on tax rates (and the timing of the effectiveness of any such changes)), (19) potential litigation relating to the proposed transaction that could be instituted against DuPont, IFF or their respective directors, (20) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (21) negative effects of the announcement or the consummation of the transaction on the market price of DuPont’s and/or IFF’s common stock, (22) risks relating to the value of the IFF shares to be issued in the transaction and uncertainty as to the long-term value of IFF’s common stock, (23) risks relating to IFF’s ongoing investigations into improper payments made in Frutarom businesses principally operating in Russia and the Ukraine, including expenses incurred with respect to the investigations, the cost of any remedial measures or compliance programs arising out of the investigations, legal proceedings or government investigations that may arise relating to the subject of IFF’s investigations, and the outcome of any such legal or government investigations, such as the imposition of fines, penalties, orders, or injunctions, (24) the impact of the failure to comply with U.S. or foreign anti-corruption and anti-bribery laws and regulations, including with respect to IFF’s ongoing investigations into improper payments made in Frutarom businesses principally operating in Russia and the Ukraine, (25) the impact of the outcome of legal claims, regulatory investigations and litigation, including any that may arise out of IFF’s ongoing investigations into improper payments made in Frutarom businesses principally operating in Russia and the Ukraine, (26) the ability of N&Bco or IFF to retain and hire key personnel, (27) the risk that N&Bco, as a newly formed entity that currently has no credit rating, will not have access to the capital markets on acceptable terms, (28) the risk that N&Bco and IFF will incur significant indebtedness in connection with the potential transaction, and the degree to which IFF will be leveraged following completion of the potential transaction may materially and adversely affect its business, financial condition and results of operations, (29) the ability to obtain or consummate financing or refinancing related to the transaction upon acceptable terms or at all, and (30) other risks to DuPont’s, N&Bco’s and IFF’s business, operations and results of operations including from: failure to develop and market new products and optimally manage product life cycles; ability, cost and impact on business operations, including the supply chain, of responding to changes in market acceptance, rules, regulations and policies and failure to respond to such changes; outcome of significant litigation, environmental matters and other commitments and contingencies; failure to appropriately manage process safety and product stewardship issues; global economic and capital market conditions, including the continued availability of capital and financing, as well as inflation, interest and currency exchange rates; changes in political conditions, including tariffs, trade disputes and retaliatory actions; impairment of goodwill or intangible assets; the availability of and fluctuations in the cost of energy and raw materials; business or supply disruption, including in connection with the Previous Distributions; security threats, such as acts of sabotage, terrorism or war, natural disasters and weather events and patterns which could result in a significant operational event for DuPont, N&Bco or IFF, adversely impact demand or production; ability to discover, develop and protect new technologies and to protect and enforce DuPont’s, N&Bco’s or IFF’s intellectual property rights; unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, will be more fully discussed in the registration statement and merger proxy on Form S-4 to be filed by IFF and the registration statement on Form 10 to be filed by N&Bco. While the list of factors presented here is, and the list of factors to be presented in any registration statement filed in connection with the transaction are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Further lists and descriptions of risks and uncertainties can be found in each of IFF’s and DuPont’s Form 10-Q for the period ended September 30, 2019 and each of IFF’s and DuPont’s respective subsequent reports on Form 10-Q, Form 10-K and Form 8-K, the contents of which are not incorporated by reference into, nor do they form part of, this announcement. Any other risks associated with the proposed transaction will be more fully discussed in any registration statement filed with the SEC. While the list of factors presented here is, and the list of factors that may be presented in a registration statement of IFF or N&Bco would be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on IFF’s, DuPont’s or N&Bco’s consolidated financial condition, results of operations, credit rating or liquidity. None of IFF, DuPont nor N&Bco assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. Participants in the Solicitation This communication is not a solicitation of a proxy from any investor or security holder. However, DuPont, IFF and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of DuPont may be found in its Annual Report on Form 10-K filed with the SEC on February 11, 2019 and its definitive proxy statement filed with the SEC on May 1, 2019. Information about the directors and executive officers of IFF may be found in its definitive proxy statement filed with the SEC on March 18, 2019. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statements, prospectuses and proxy statement and other relevant materials to be filed with the SEC when they become available.

dupont.com